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                                                                     EXHIBIT 2.1


                           STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made and entered into this 30th day of June, 1998, by and between

(a) CUMBERLAND DO BRASIL LTDA., a Brazilian company with head-office at Via Anhanguera, direction interior - Capital, Km 119, without number, Nova Odessa, State of Sao Paulo, enrolled in the taxpayers' list (CGC/MF) under Nr. 01.770.039/0001-50, represented herein pursuant to its Articles of Association by its managing quotaholder Mr. Joao Ricardo Pereira de Santanna (the "Buyer"); and

(b) LEONARDO SEGATT, Brazilian citizen, married, industrial, resident and domiciled at Av. Presidente Vargas, 755, apt. 302, in the City of Marau, State of Rio Grande do Sul, bearer of identity card ("RG") Nr. 2021837899 and enrolled in the Individual Taxpayer's List ("CPF/MF") under Nr. 374.013.430-52 ("LS");

(c) NEURI SEGATT, Brazilian citizen, married, industrial, resident and domiciled at Av. Presidente Vargas, 755, apt. 301, in the City of Marau, State of Rio Grande do Sul, bearer of identity card ("RG") Nr. 2011708068 and enrolled in the Individual Taxpayer's List ("CPF/MF") under Nr. 220.736.390-20 ("NS");

(d) EDEMAR SEGATT, Brazilian citizen, married, industrial, resident and domiciled at Rua Vitoria Tessaro, 629 - apt. 303, in the City of Marau, State of Rio Grande do Sul, bearer of identity card ("RG") Nr. 1013896971 and enrolled in the Individual Taxpayer's List ("CPF/MF") under Nr. 234.227.850-00 ("ES");

(e) MARI SALETE SEGATT RACTZ, Brazilian citizen, married, industrial, resident and domiciled at Rua Padre Capuchinos, 1118, in the City of Marau, State of Rio Grande do Sul, bearer of identity card ("RG") Nr. 5010799343 and enrolled in the Individual Taxpayer's List ("CPF/MF") under Nr. 366.011.350-00 ("MS");

(f) VANDERLEI SEGATT, Brazilian citizen, married, industrial, resident and domiciled at Rua Lauro Bortolon, apto. 01, in the City of Marau, State of Rio Grande do Sul, bearer of identity card ("RG") Nr. 1009220946 and enrolled in the Individual

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Taxpayer's List ("CPF/MF") under Nr. 219.551.400-06 ("VS"), and, together with
LS, NS, ES and MS, the "Sellers");

and, as intervening party;

(g) AVEMARAU EQUIPAMENTOS AGRICOLAS LTDA., a Brazilian company with head-office at Rodovia RS 324, Km 74, in the City of Marau, State of Rio Grande do Sul, enrolled in the taxpayers' list (CGC/MF) under Nr. 89.763.312/0001-60, represented herein pursuant to its Articles of Association by its Managing Quotaholder Mr. Edemar Segatt, qualified above ("Avemarau")


                                  WITNESSETH:

WHEREAS, Avemarau is engaged, among other activities, in the business of manufacture and sale of poultry confinement equipment (excluding incubation equipment) and swine confinement equipment in Brazil (the "Business").

WHEREAS, pursuant to the terms and conditions set forth herein, the Purchaser desires to acquire from the Sellers 100% of the Stock of Avemarau (as defined herein).

WHEREAS, each of the Sellers owns 20% of the Stock of Avemarau and, therefore, hold in the aggregate 100% of such Stock.

NOW, THEREFORE, in consideration for the promises and covenants contained herein, the parties hereof agree as follows, executing the Letter of Intent signed by The GSI Group, Inc., Sellers and Avemarau on April 20, 1998:


ARTICLE 1     DEFINITIONS

      1.1 Definitions. The following terms are used in this Agreement with the meaning set forth in this Section, as follows:

Assets                   Defined in Section 3.7

Lease Assets             Defined in Section 3.7

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Pledge Agreement         Defined in Section 6.4
Main Costumers           Defined in Section 3.2
Payment Date             Any of the Closing Date and the date in which each
                         instalment of the Purchase Price established in Section
                         2.3(b) and each of the instalments of the Earnout
                         Amount Payment shall be made.

Closing Date             June 30th, 1998 or any other date agreed to by the
                         parties

Business Day             Business day is any day in which the financial
                         institutions are open and operating in Brazil and in New York, New York

Closing Closing means the performance of the necessary acts to the execution of the sale of the Quotas and the payment of the instalments of the Purchase Price defined in
                         Section 2.3(a)

Net Profit               Defined in article 191 of Brazilian Corporate Law (Law
                         number 6.404/76) before deductions for purposes of corporate income tax and social contribution on profit.

Grain Bins Business      Defined in Section 2.4 (c)
Loss                     Defined in Section 8.1
Claim                    Defined in Section 8.3 (b)
Purchase Price           Purchase price is the purchase price for the Quotas, as
                         defined in Section 2.2

Additional Price         Defined in Section 8.1
Claim                    Defined in Section 8.3
Quotas                   Quotas representing 100% of the capital stock of
                         Avemarau as of the Closing Date

Real                     The currency of the Federative Republic of Brazil


ARTICLE 2    PURCHASE OF QUOTAS OF AVEMARAU

     2.1 Purchase of Quotas of Avemarau. On the Closing Date, subject to the conditions set out in this Agreement, Buyer agrees to buy and Sellers agree to sell,

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transfer, assign and deliver to Buyer 41,000,000 (forty one million) quotas, representing 100% of the total capital of Avemarau (the "Quotas"), with its rights, including but not limited to dividends, bonds and subscription right, which shall be free and clear of all liens, pledges, encumbrances, options, rights of first refusal and other claims of any kind whatsoever.

     2.2 On the Closing Date, Buyer shall pay to the Sellers the amount indicated in Section 2.3 (a) and the Sellers shall sign together with the Buyer the amendment to the Articles of Association of Avemarau through which the Quotas will be transferred to the Buyer and to whom the Buyer indicates.

     2.3 Price of Quotas: The Purchase Price for the Quotas is R$ 14,250,000.00 (fourteen million two hundred and fifty thousand reais) to be paid by the Buyer to the Sellers as follows:

     (a) the amount of R$ 6,250,000.00 (six million two hundred and fifty thousand reais) shall be paid by the Buyer to Sellers on the Closing Date, adjusted as defined in Clause 9.7;

     (b) the amount of R$ 8,000,000.00 (eight million reais) shall be paid in four yearly equal and consecutive portions of R$ 2,000,000.00 (two million reais) each, with maturity date at December 30, 1998, December 30, 1999, December 30, 2000 and December 30, 2001. All these amounts shall be readjusted on the IGP-M index calculated and published by Fundacao Getulio Vargas, as defined in Section 9.7.

     2.4 Earnout Amount: Sellers may be entitled to receive an Earnout Amount ("Earnout Amount") for the sales of the Quotas, as defined in this Section 2.4, provided that the calculated value in accordance with item (a) below be positive:

     (a) 10 (ten) days after the completion of the auditing of the financial statements of Avemarau, for each of the years ending that shall occur in the term counted from the ending of the year, by the the auditors indicated as definied in Clause 7.5, respectively, on December 30, 1998, December 30, 1999, December 30, 2000 and December 30, 2001, respectively, Buyer shall pay the Sellers an amount equivalent to (i) the Net Profit of Avemarau with respect to preceding year from which shall be deducted (ii) R$4,246,000.00 (four million two hundred and forty-six thousand reais), as adjusted as specified in Section 9.7; multiplied by 1.25 (one point twenty

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five), and from the result of such calculation shall be deducted the amount paid by the Buyer to the Sellers on December 30 of the immediately preceding year, in accordance with Section 2.3(b) above. The result of the calculations provided in this Section 2.4 is the Earnout Amount for the Quotas (the "Earnout Amount"), which is subject to the limit set forth in Section 2.4 (b). For purpose of clarification Annex A contains examples of methodology of calculating the Earnout Amount.

     (b) The maximum amount to be paid by the Buyer to the Sellers as Earnout Amount calculated on a cumulative basis and adjusted as specified in Section 9.7 shall not exceed the amount of R$ 7,000,000.00 (seven million reais).

     (c) For determination of the Net Profit, it will not be considered the results from the manufacture and/or sales of the grain bins, equipment for movement and drier of grains and other equipment related to them (except from those used in the feed of pigs and poultry) developed by Avemarau or its successor ("Grain Bins Business"), the Sellers are allowed to permanently maintain an employee to follow the business and its accounting. In case the Buyer mergers the Company, the determination of the Net Profit shall not be affected by conduction of the Grain Bins Business by the Buyer. The parties shall establish the accounting criterions to segregate the activities developed by the Buyer in order to determinate the Net Profit, on a 60 (sixty) days term counted from the present date. In case there is no understanding between the parties relating to such subject, they shall request to a renown auditing company among: (i) Bocinhas, (ii) Bianchesi & Bianchesi ou (c) Price Waterhouse chosen by the Sellers, which shall establish the criterions in view of the purposes of the present agreement. The parties will share the incurred costs.

     2.5 Payments. On any Payment Date Buyer shall pay the applicable portion of the Purchase Price, as set forth in Sections 2.3 and 2.4 above, to Sellers by means of certified checks or wire transfer to the bank account in Brazil designated in writing by Sellers to Buyer five business days prior to any Payment Date.

     2.6 Closing Place. The closing of the transactions provided for in this Agreement as well as the signature of the ancillary agreements shall occur at the city of Marau, State of Rio Grande do Sul, at Avemarau's headquarters.

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     2.7  Deliveries et Closing. At the Closing, each of the Sellers and the
Buyer shall deliver to the other all of the documents and instruments required to be delivered by it pursuant to this Agreement.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers represent and warrant to Buyer, under the penalties of the law, as follows:

     3.1 Capitalization. As of the Closing, Avemarau capital stock is represented by 41,000,000 quotas, all of which are owned by the Sellers. The Quotas were duly subscribed and paid by their respective holders. As of the Closing, there shall be no outstanding options, warrants, rights commitments or agreement obligating Avemarau or the Sellers to subscribe, deliver, sell or at any other manner transfer the quotas of Avemarau's capital stock, and such quotas shall be, at any time, free and clear of all liens, pledges, encumbrances, options, rights of first refusal and other claims of any kind whatsoever.

     3.2 Corporate Records of Avemarau. The Articles of Association of Avemarau and all its Amendments represent all corporate documents of Avemarau as foreseen in Annex 3.2.

     3.3 Organization and Good Standing. Avemarau is a limited liability company duly organized, validly existing and in good standing under the laws of Brazil, and duly qualified to conduct business as currently carried on. Additionally, Avemarau has full condition to own the assets currently owned by Avemarau.

     3.4 Power and Authorization. The Sellers have full power and capacity to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby.

     3.5 Binding Effect. This Agreement constitutes the legal, valid and binding obligation of the Sellers and enforceable in accordance with its terms.

     3.6 No Violation and Consents. Neither the execution of this Agreement by the Sellers nor the performance by the Sellers of any of their obligations hereunder will:

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     (a)  violate or conflict with any provision of the Articles of Association of Avemarau;

     (b) violate, breach or otherwise constitute or give rise to a default under any material contract, commitment or other obligation to or by which the Sellers or Avemarau is a party or is bound;

     (c) violate or conflict with any statute, ordinance, law, rule, regulation, judgement or order of any court or other governmental or regulatory authority to which the Sellers or Avemarau is subject; or

     (d) except as set forth on Schedule 3.6 (d), require any consent, approval or authorization of, notice to, or filing or registration with any person, entity, court or governmental or regulatory authority.

     3.7 Assets. Schedule 3.7-1 describes all of the assets, goods and rights of Avemarau ("Assets") in a manner sufficient to permit Buyer to identify and locate such Assets. The Assets constitute and include all of the assets which are used or employed in connection with the operation of the Business, which are in condition of being properly used in accordance with its purposes and constitute the required and sufficient assets to operate the Business of Avemarau in a manner consistent with past operations conducted by Avemarau, which the Buyer checked and agreed with. As of the date hereof Avemarau has good, valid and transferable title to all of the Business Assets (other than the Leased Assets as hereinafter defined), free and clear of all liens, charges, security interests and other encumbrances, except from those which encumbrance is declared in the correspondent Schedule. Schedule 3.7-2 identifies all of the Business Assets which are leased by Avemarau from any person or entity (collectively, the "Leased Assets"). As of the date hereof Avemarau has the right to use all of the Leased Assets to the operation of the Business pursuant to valid and enforceable lease agreements. All of the Business Assets are in good operating condition (normal wear and tear excepted).

     3.8 Real Property. Schedule 3.8 set forth a complete and correct list of all real property used in connection with the operation of the Business of Avemarau, which are free and clear of all liens, claims, disputes, security interests and other encumbrances, except for those described in the mentioned Schedule.

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     3.9  Intellectual Property. Schedule 3.9 contains a complete list of all licenses contracts, patents, standard forms of utilities, industrial draw, marks, commercial names, author rights and pending or delayed requests that Avemarau is a party or has title ("Intellectual Property") used by the Business in, or necessary to, the operation of the Business. As of the date hereof, Avemarau owns or holds a valid license to use all rights, title and interest in and to all such Intellectual Property.

     3.10 Inventories. The Business inventory made as of reflected in the balance sheet provided to Buyer during the due diligence process, represented the actual inventory of the raw material, semi-finished and finished products and other items connected with the Business as of the day of such balance sheet was issued. Such inventory consisted of items of a quality and quantity usable and saleable in the ordinary course of the Business, and the values of obsolete materials, excess materials and materials below standard quality have been written down on Avemarau's books and records on a consistent basis to realizable market value, or adequate reserves have been provided thereof.

     3.11 Contracts and Commitments. Schedule 3.11 contains a list which identifies and briefly describes all written and oral contracts and agreements, verbal or in written of Avemarau, including but not limited to leases, guaranties or commitments relating to the Business to which Avemarau is a party or by which Avemarau may be bound: (i) involving the payment by or to the Business of more than R$100,000 (one hundred thousand reais) in any twelve (12) month period; (ii) which may not be terminated by the Business on less than ninety (90) days' prior notice; or (iii) which is otherwise material to the operation of the Business of Avemarau. Each such contract, agreement, guaranty or commitment was entered into in the ordinary course of the Business, is in full force and effect, is valid and enforceable in accordance with its terms, constitutes a legal and binding obligation of the respective parties thereto, and is not the subject of any notice of default, termination or partial termination. Avemarau has complied in all material respects with the provisions of each such contract, agreement, guaranty and commitment.

     3.12 Product Liabilities. Avemarau does not have any liability (a "Liability"), arising out of any injury material or individual, suffered by any individual as a result of the use of any product manufactured by Avemarau.

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     3.13 Litigation. Except as set forth on Schedule 3.13, Sellers has no knowledge of any lawsuit, legal or regulatory proceeding, arbitration or governmental investigation pending or, threatened by or against Avemarau or the Sellers which may result in any liability to Avemarau, or which otherwise affects the Business Assets, the Business, or Avemarau's or the Sellers' ability to perform its obligations under this Agreement.

     3.14 Permits and Licenses. Avemarau holds all required permits, licenses, approvals and authorizations from all governmental or regulatory authorities which are necessary to conduct the Business, except to the extent that the failure to hold any such permit, license, approval or authorization does not have a material adverse effect on the Business. As of the date hereof, all of such permits, licenses, approvals and authorizations are in full force and effect. All of such permits, licenses, approvals and authorizations are listed on Schedule 3.14.

     3.15 Legal Compliance. Avemarau has complied with all laws, statutes, rules, regulations, orders, decrees and ordinances applicable to it or the operation of the Business, including, without limitation, all trade regulations, orders, decrees and ordinances relating to environmental, trade regulation, labor, benefits and employment matters.

     3.16 Insurance. Schedule 3.16 contains a complete description (including the expiration date, premium amount and coverage thereunder) of all policies of insurance and bonds presently maintained by, or providing coverage for, Avemarau or any of its officers relating to the Business, all of which are in full force and effect, together with a complete list of all pending claims under any of such policies or bonds. All material terms, obligations and provisions of each of such policies and bonds have been complied with, all premiums due thereon have been paid, and no notice of cancellation with respect thereto has been received. Such policies and bonds provide adequate coverage to insure the Business Assets and the Business and the activities of its officers against such risks and in such amounts as are prudent and customary. Avemarau has delivered to the Buyer a true, correct and complete copy of each such insurance policy and bond (or a summary thereof).

     3.17 Taxes. Avemarau has paid all Taxes required to be paid by it with and no such amounts are past due or in delay as of the date hereof. Except as set forth on Schedule 3.17, Avemarau is not a party or subject to any, collection or

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pending action, proceeding or claim which in any way may result in any liability to Avemarau. For purposes of this Agreement, "Taxes" shall mean any taxes, fees, levies, duties, charges or similar assessments (including interest, penalties and additions) imposed by or payable to any governmental or other taxing authority, whether federal, state, local or otherwise, including, without limitation, income, withholding, ad valorem, value added, social security, social contribution, financial, real and personal property, sales, use, employment, services and other taxes of any kind or nature.

     3.18 Environmental Matters. Except as disclosed on Schedule 3.18 and except for any acts, conditions, omissions or circumstances of the sort described below in this Section 3.18 that could not have a material adverse effect to Avemarau:

     (i) the conduct of the Business is in compliance with all Environmental Laws in effect as of the date hereof, and no condition exists or event has occurred which would constitute a violation of or give rise to any lien or encumbrance under any Environmental Law;

     (ii) as of the date hereof, Avemarau has not received any written notice from any Governmental Body or any other person that any aspect of the operation of Avemarau is in violation of any Environmental Law or Environmental Permit, or that one of them is responsible for the cleanup or remediation of any substance at any location;

     (iii) Avemarau is not the subject of any litigation or proceedings in any forum, judicial or administrative, involving a demand for damages, injunctive relief, penalties, or other potential liability with respect to violations of any Environmental Law in connection with the operations of the Business or the Business Assets;

     For purposes of this Agreement, "Environmental Law" shall mean any law, regulation, judgement or governmental requirement enacted, entered into or imposed by any Brazilian governmental authority which relates to or otherwise imposes liability or standards of conduct concerning the manufacturing activity performed by Avemarau referred to odors or any pollutants, contaminants, or hazardous or toxic wastes, substance or materials, whether as material or energy, into ambient air, water, or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants or hazardous or toxic wastes, substances or materials.

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     3.19  Labor Related Matters. Each employee of Avemarau is regularly registered as such in the proper registry books, together with his corresponding salary, all in compliance with applicable laws and regulations. Avemarau has obtained all registrations and filings and have taken all necessary actions required under all applicable social security and labor laws and regulations with respect to such employees. Except as set forth on Schedule 3.19-1, Avemarau is not a party to any collective bargaining agreement or agreement of any kind with any union or labor organization relating to the Business. Other than as set forth on Schedule 3.19-2, Avemarau is not a party to any labor dispute which may create a liability or which otherwise affects the Business Assets.

     3.20 Main Customers. Schedule 3.20 contains a list of the twenty largest customers by sales (the "Main Customers") of Avemarau for the year of 1997, showing the amounts purchased by each Main Customer, by geography respect to each line of products manufactured or sold in connection with the operation of the Business. Avemarau has not received any notice from any such Main Customer that it intends to terminate, decrease or otherwise adversely alter its relationship with the Business or its successor which would materially and adversely affect the Business (individually or in the aggregate).

     3.21 Compensation Structure. Schedule 3.21 contains a true and complete list of the names, titles and compensation arrangements of each employee of the Business (including, without limitation, all salary wages, bonuses, accrued vacation, and other fringe benefits). No such employee has informed or advised Avemarau (or is Avemarau otherwise aware) that he does not intend to continue his employment with the Business after the date hereof. Avemarau has hereto provided Buyer with copies of all written agreements, correspondence, memoranda and other written materials currently in effect which have been provided to such employees relating to their current compensation. A list of such agreements is set forth on Schedule 3.21.

     3.22 Material Adverse Change. No fact, circumstance, or event which would cause or generate a material adverse change on the Business, or the assets of the Business has occurred or has not been disclosed and accepted by Buyer in writing since December 31, 1997.

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     3.23 Accurate Representations and Warranties. No material fact, circumstance, or event has occurred or has not been disclosed and accepted by Avemarau which is necessary in order to make the representations and warranties made herein not untrue or not misleading. Such representations and warranties do not contain any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements herein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 4             REPRESENTATIONS AND WARRANTIES OF BUYER

          The Buyer hereby represents and warrants as follows:

     4.1 Organization and Good Standing. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Brazil.

     4.2 Power and Authorization. Buyer has full corporate power and capacity to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. People who represent the Buyer equally have powers to represent it and declarations rendered are true and the undersigned are responsible for them

     4.3 Binding Effect. This Agreement constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with its terms.

     4.4 No Violation, Consents. Neither the execution and delivery of this Agreement by the Buyer nor the performance by the Buyer of its obligations hereunder will:

     (a)  violate or conflict with any provision of the Bylaws of Buyer;

     (b) violate, breach or otherwise constitute or give rise to a default under any material contract, commitment or other obligation to or by which Buyer is a party or is bound;

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     (c)  violate or conflict with any statute, ordinance, law, rule, regulation, judgement or order of any court or other governmental or regulatory authority to which Buyer is subject; or

     (d) except as set forth on Schedule 3.6(d), require any consent, approval or authorization of, notice to, or filing or registration with any third party, court or governmental or regulatory authority.

     4.5. Sellers' guarantees: Buyer shall progressively replace the security bonds made to third parties by the Sellers for the benefit of Avemarau as the portions of the Purchase Price are paid.

ARTICLE 5           CONDITIONS TO OBLIGATIONS OF BUYER FOR CLOSING

          All of the obligations of Buyer under this Agreement were subject to the fulfilment prior to or at the Closing of each of the following conditions:

     5.1  Regulatory Approvals. Except for the CADE approval, as provided for in
Section 7.2 of this Agreement, Avemarau and the Sellers shall have received from any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this Agreement such consents, authorizations and approvals as are necessary for the consummation thereof, if any.

     5.2  Consents, Warranties. All consents and authorizations contemplated in
Section 3 shall be truth and precise at the Closing Date as they have been given at this date.

     5.3 Consents and Approvals of Third Parties. All consents and authorizations and approvals to the transactions contemplated by this Agreement that are required pursuant to the terms of any material agreement or arrangement relating to the Business to which Avemarau is a party or by which Avemarau is bound or in order to preserve any right, license or franchise held or owned by Avemarau relating to the Business shall have been duly obtained.

     5.4 No Injunctions. No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the transactions contemplated by

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this Agreement shall have been issued and remain in effect, and no action to obtain any such injunction or order shall have been filed and remain pending.

ARTICLE 6       CONDITIONS TO OBLIGATIONS OF SELLERS FOR CLOSING

          All of the obligations of Sellers under this Agreement are subject to the fulfilment prior to or at the Closing of each of the following conditions:

     6.1 Approvals. Except as provided for in Section 7.2, any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this Agreement shall have granted such consents, authorizations and approvals as are necessary for the consummation thereof.

     6.2 Consents, Warranties. All consents and authorizations of the Buyer contemplated in Section 4 shall be truth and precise at the Closing Date as they have been given at this date.

     6.3 No Injunctions. No preliminary or permanent injunction or other order by any federal state court which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect, and no action to obtain any such injunction or order shall have been filed and remain pending.

     6.4 Pledge Agreement. Buyer and Sellers shall have executed a Pledge Agreement as defined at Schedule 6.4. ("Pledge Agreement").

 ARTICLE 7      OTHER AGREEMENTS OF THE PARTIES

     7.1 Brokers, Expenses. Each party hereto hereby represents and warrants to the other party hereto that it has not retained any financial advisers or intermediaries in connection with the transactions contemplated by this Agreement. Each party hereto shall pay its own fees and expenses (including the fees and expenses of its attorneys, accountants, financial advisors and other professionals) incurred in connection with this Agreement and all transactions contemplated hereby.

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     7.2  CADE Approval. The parties agree that, if required by applicable law, the Sellers and the Buyer shall submit the transaction contemplated herein to the approval of the Conselho de Defesa Economica of the Ministerio da Justica ("CADE"), bearing the costs of the procedure, consequences of which shall not affect this transaction.

     7.3 Best Efforts. Further Assurances. Subject to the terms and conditions contained herein, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement.

     7.4 Publicity. From and after the date of this Agreement each party hereto agrees to obtain the approval of the other party prior to issuing any press release, written public statement or announcement with respect to the transactions contemplated by this Agreement; provided, however, that the provisions of this Section 7.4 shall not prohibit either party hereto from making any such release, statement or announcement if, upon advice of counsel, such party believes that it is required to do so under any applicable law or regulation, and such party shall use reasonable efforts to notify the other party thereof prior to making such release, statement or announcement.

     7.5 Financial Statements. The annual financial statements of Avemarau with respect to years 1998, 1999, 2000, and 2001 shall be audited by nationally recognized accounting firm which shall be accepted by the parties to this Agreement up to the end of the Purchase Price payment, that shall do its job within a 60 (sixty) days term counted from the ending of each year.

     7.6 Ongoing Activity of Avemarau After Closing. The Buyer agrees to invest at Avemarau, by capital increase, at least R$2,000,000.00 (two million reais) during the period of twelve months from Closing Date, and to invest also by capital increase in Avemarau at least R$6,000,000.00 (six million reais), including the R$2,000,000.00 used during the first twelve months, by December 31, 2001. Additionally, the Buyer shall concentrate all its Brazilian activity of manufacturing and selling poultry confinement equipment and swine confinement equipment in Avemarau, provided, however, that Buyer shall not be required to manufacture bulk feed tanks at Avemarau.

     7.7 Participation of Sellers in Management after Closing. Until the date of payment of the total amount of the Purchase Price, at least one of the Sellers shall continue as a member of the management of Avemarau, provided, however that Avemarau shall not be restricted by this provision from withdrawing any such Seller from a position with Avemarau if a good cause (justa causa) characterized under Brazilian labor law.

     7.7.1 If any of the Sellers is withdrawn from the management of Avemarau with no good cause (justa causa), then the Buyer agrees to pay in advance and in the proportion relative to its Quotas the balance of the Purchase price as set forth in Section 2.3(b) to such Seller, provided that any such anticipated payment shall be deducted from future payments under this Agreement.

     7.8 Guaranty given by the Buyer. Buyer shall give to the Sellers, as guarantee of Purchase Price, 51% (fifty one per cent) of the acquired Quotas, in accordance with the Pledge Agreement.

ARTICLE 8 INDEMNIFICATION

     8.1 Indemnification by the Sellers. Subject to the limits of Section 8.4, as the case may be, the Sellers hereby agree to joint and severally indemnify and to promptly defend and hold Buyer and/or Avemarau harmless against the full amount of any and all claims, losses, costs, penalties, fines, damages, expenses or liabilities of any kind or nature, suffered or incurred, or payment made, by Buyer or Avemarau (including interest, penalties, monetary correction, legal fees and legal court expenses) (each hereinafter referred to as a "Loss"), always granting the defense right to the Sellers in the terms of Clause 8.3, arising out of:

     (a) any inaccuracy in, or the breach of, any representation or warranty made by Sellers herein or in any Schedule, document or agreement executed by Sellers (with respect to itself or Avemarau) and delivered to Buyer pursuant hereto;

     (b) any breach of any covenant or agreement of Sellers contained herein or in any Schedule, document or agreement executed by Seller (with respect to itself or Avemarau) and delivered to Buyer or Avemarau pursuant hereto;

     (c) the existence of any contingencies or liabilities of Avemarau, including any tax, labor, social security, FGTS, social contribution, other fiscal and tax-related, civil and commercial contingencies or claims of any kind or nature resulting from actions, omissions, facts or transactions occurred prior to Closing Date;

     (d) the non-confirmation of the good, firm and valuable existence, the proper legalisation and execution of all Business Assets;

     8.2. Indemnification by Buyer. Buyer hereby agrees to indemnify Sellers and to promptly defend and hold Buyer and/or Avemarau harmless against from and against any and all Losses incurred by Sellers resulting from to any of the following:

     (a) any inaccuracy in, or breach of, any representation or warranty made by Buyer herein or in any Schedule, document or agreement executed by Buyer and delivered to Sellers pursuant hereto;

     (b) any breach of any covenant or agreement of Buyer contained herein or any Schedule, document or agreement executed by Buyer and delivered to Sellers pursuant hereto.

     8.3.  Administration of Claims.

(a) Upon the determination at any time a Loss, Buyer shall deliver written notice to Sellers to the effect that Sellers shall pay such debt to Buyer within ten (1O) days as of receipt of such notice, in observance of the provisions of item (b) below;

(b) (i) In the case debts or obligations required to be paid to third parties that constitutes or may in the future constitute a Loss ("Claim"), Buyer shall deliver written notice thereof to Sellers within a period limited to one-third of that for presenting defense or contesting the Claim. The payment of such debt or obligation shall be required by the Buyer just when the Sellers defend the Buyer or Avemarau against such debt or obligation if such debt or obligation become definitely debt, specially with relation to the subjects mentioned in Section 8.1 (c);

     (ii) Sellers shall deliver written notice to Buyer up to the end of half of the period for presenting defense or contesting the Claim if they so wish to do and in such case shall, together with the notice indicate Mr. Darcio Viaira Marques that will represent Avemarau or Buyer;

     (iii) In the event Sellers inform Buyer that they do not intend to present defense or contest the Claim, or if they fail to make any declaration within the period stated in item (ii) above, Buyer shall have the option to either make or arrange for Avemarau to pay the amount of the Claim or to present defense or contest the Claim, or to arrange for Avemarau to so do. If Buyer decides to make said payment, Sellers shall deliver to Buyer or to Avemarau the funds necessary to settle such claim, in which case Sellers shall have the option to claim or negotiate a reduction of the debt with the creditor, provided this occurs strictly within the settlement period;

     (iv) In any of the cases mentioned in this Section 8.3(b) all expenses and costs due or incurred shall be paid by the Sellers, at any instance, with the defense or contest of any Claim including but not limited to attorneys fees, judicial costs and judicial deposits. In the event the defense or the contest was filed by Buyer or by Avemarau, Sellers are obliged to deliver the necessary amount to cover all expenses and costs when demanded by Buyer or by Avemarau, under the penalties of Section 8.6. Buyer shall present to Sellers a budget given by 3 (three) lawyers and Sellers shall choose one of such lawyers within 3 (three) days as from the receiving of the names;

     (v) The Buyer compromises to collaborate, rightly or through Avemarau, with the Sellers in such a way that they will have the conditions to contest or impugn the Claim, such collaboration includes but is not limited to the delivery of copies of the necessary documents which may be in their property and allowing the employees of Avemarau to render their deposition and testimony in court whenever necessary. The Buyer also compromises that Avemarau will continue to render assistance to the Sellers in the defence of any fiscal claim in course against the Sellers which will be done without any cost or expense to Avemarau, such costs and expenses shall run exclusively on Sellers' expenses.

     8.4 Indemnification Limits. The indemnification paid by Sellers in accordance with Section 8 shall be made only to the extent that the aggregate amount of Losses incurred by Buyer or Avemarau exceeds R$150,000.00 (one hundred and fifty thousand reais) and then only for the amount exceeding, in the aggregate and not on an individual basis, R$150,000.00 (one hundred and fifty thousand reais).

     8.5 Survival of Obligations. The obligations of Sellers to indemnify the Buyer or Avemarau, as the case may be, pursuant to this Section 8 shall survive the consummation of the transactions contemplated by this Agreement, subject however to the right of defense by the Sellers, if this is the case.

     8.6 Payment or Reimbursement. The Sellers agree, jointly and severally, to reimburse and/or to pay to Buyer or Avemarau on demand, the full amount of any Loss incurred by Buyer or Avemarau in accordance with Section 8.1. Sellers agree that any amount claimed by Buyer or Avemarau with respect to any such Loss will be subject to monetary correction based on the IGP-M of the Fundacao Getulio Vargas if such amount is not paid within thirty (30) days from the due date, plus interest at the annual rate of 12%.

     8.6.1 With no limitation to any other rights provided in this Agreement the Sellers agree that Buyer may withhold, without specific prior authorization, from each and any Purchase Price (including the Additional Price) (i) any amount necessary for the payment of Losses incurred by Buyer or Avemarau prior to such payments, and (ii) any amount necessary for the guarantee of the payment claimed in any dispute since the proceeding established in Section 8.1 and 8.3 above is observed.

ARTICLE 9  MISCELLANEOUS

     9.1. Notices.

     (a) All notices, consents, requests and other communications herein shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested), or by recognised national overnight courier service as set forth below:

          if to Sellers:
          c/o Mr. Leonardo Segatt,

         Mr. Neuri Segatt
         Mr. Edemar Segatt
         Mr. Vanderlei Segatt and
         Mrs. Mari Salete Segat Ractz
         [at the above mentioned addresses on their qualification]

         and to:

         Mr. Darcio Vieira Marques

         If to Buyer

         Cumberland do Brasil Ltda.
         A/c: Sr. Joao Ricardo Pereira de Santanna
         Via Anhanguera, sentido interior-capital, Km 119, s/n/o/
         13.460-000 - Nova Odessa - Sao Paulo

         with copy to:
         a/c GSI Group, Inc.
         1004 E. Illinois St.
         P.O Box 20
         Assumption, Illinois 62510
         United States of America

         with copy to:

         Jose Roberto Opice
         Machado, Meyer, Sendacz e Opice Advogados
         Rua da Consolacao, 247 - 8/o/ andar
         Sao Paulo, SP 01301-903

         if to Avemarau:
         Avemarau Equipamentos Agricolas Ltda.
         Rodovia RS 324 Km 74
         99.150-000, Marau, RS - Brazil

     (b) Notices delivered pursuant to Section 9.1(a) shall be deemed given: (i) at the time delivered, if personally delivered; (ii) at the time received, if mailed; and (iii) 2 (two) Business Days after timely delivery to the courier, if by courier service.

     (c) Any party hereto may change the address to which notice is to be sent by written notice to the other parties hereto in accordance with this Section 9.1.

     9.2 Dispute Resolution. All disputes arising out of or in connection with the interpretation, application or enforcement of this Agreement shall be settled by final and binding arbitration or, when it is not possible, by judicial procedure in the region of Porto Alegre, State of Rio Grande do Sul.

     9.3 Entire Agreement. This Agreement, including all Schedules hereto (all of which are incorporated herein by this reference) and the Pledge Agreement, contains the entire agreement and understanding concerning the subject matter hereof between the parties hereto and specifically supersedes that Letter of Intent, dated April 20, 1998, signed by The GSI Group, Inc., Avemarau and Sellers.

     9.4 Waiver, Amendment. No waiver, termination or discharge of this Agreement, or any of the terms or provisions hereof, shall be binding upon either party hereto unless confirmed in writing. No waiver by either party hereto of any term or provision of this Agreement or of any default hereunder shall affect such party's rights thereafter to enforce such term or provision or to exercise any right or remedy in the event of any other default, whether or not similar. This Agreement may not be modified or amended except by a writing executed by both parties hereto.

     9.5 Severability. If any provision of this Agreement shall be held void, voidable, invalid or inoperative, no other provision of this Agreement shall be affected as a result thereof, and, accordingly, the remaining provisions of this Agreement shall remain in full force and effect as though such void, voidable, invalid or inoperative provision had not been contained herein.

     9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

     9.7 Adjustment of Amounts in Reais by Inflation. The parties agree that, for the purposes of determination of any amount in Reais set forth in this Agreement that references this Section 9.7, including amounts used in certain calculations, such amounts shall be adjusted by the IGP-M published by Fundacao Getulio Vargas (or, if such index is not calculated or published by the Fundacao Getulio Vargas, by an index mutually acceptable by the parties). Such adjustment shall be applicable from April 20, 1998 until the Closing Date or until the date such amount is used in any calculation.

     9.8 Assignment. Neither party hereto may assign this Agreement, in whole or in part, without the prior written consent of the other party. Buyer may, however, without any prior consent from Sellers, assign all or any part of its rights and obligations under this agreement to a subsidiary, affiliate or controlled party. The Buyer may reorganize Avemarau through incorporation, spin-off or merger or by any other manner that Buyer judges adequate, subject to the maintenance of the Seller's rights foreseen in the Pledge Agreement and to the criterions for the calculation of the Earnout Amount foreseen in Section 2.4 in order not to represent any decrease in the results for the determination of the Net Profit.

     9.9 Representation of Sellers. Each of the Sellers hereby appoints Mr. Edemar Segatt as its attorney-in-fact with full powers to receive any notice given in accordance with this Agreement and to represent the Sellers with respect to any acts to be taken under this Agreement, including, without limitation, designation of bank accounts under Section 2.5, acceptance of auditors under Section 7.5, and others, and to take any decisions required under this Agreement on behalf of the Sellers, and the Sellers hereby expressly authorize the Buyer to rely on any communication or notice received from him as a communication or notice sent by the Sellers.

     9.10 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.11 Language. This Agreement is signed in both a Portuguese language and an English language version. If there is any conflict between such versions, the Portuguese language shall prevail.

IN WITNESS WHEREOF, the undersigned have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

                                      Buyer:

                                      CUMBERLANDO DO BRASIL LTDA.

                                       /s/ Joao Ricardo Pereira de Santanna
                                      ------------------------------------------
                                      Name: Joao Ricardo Pereira de Santanna
                                      Title: Manager

                                      Sellers:

                                      LEONARDO SEGATT

                                       /s/ Leonardo Segatt
                                      ------------------------------------------

                                      NEURI SEGATT

                                       /s/ Neuri Segatt
                                      ------------------------------------------

                                      EDEMAR SEGATT

                                       /s/ Edemar Segatt
                                      ------------------------------------------

                                      MARI SALETE SEGATT RACTZ

                                       /s/ Mari Salete Segatt Ractz
                                      ------------------------------------------

                                      VANDERLEI SEGATT

                                       /s/ Vanderlei Segatt
                                      ------------------------------------------

                                      AVEMARAU EQUIPAMENTOS AGRICOLAS LTDA.

                                       /s/ Edermar Segatt
                                      ------------------------------------------
                                      Name: Edermar Segatt
                                      Title:

Witnesses:

1.  /s/ Gilson Roberto Granzier
   ----------------------------
2.  /s/ Leonel Braz Ortiz
   ----------------------------

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